ALE Group Holding Limited

Unit 1005, 10/F, Tower A, New Mandarin Plaza,

14 Science Museum Road, Tsim Sha Tsui, Hong Kong

May 27, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attn: Scott Anderegg

Re:	ALE Group Holding Ltd. Post-Effective Amendment No. 8 to Registration Statement on Form F-1 Filed May 6, 2022 File No. 333-239225

Dear Mr. Anderegg:

ALE Group Holding Limited (the “Company”, “ALE,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 26, 2022 regarding our post-effective amendment No.8 to registration statement on F-1 (the “Registration Statement”). For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. The post-effective amendment No.9 to the Registration Statement accompanying this Response Letter is referred to as the Amended Registration Statement.

Post-Effective Amendment No. 8 to Registration Statement on Form F-1 filed May 6, 2022

Cover Page

1.	We note your response to comment 1, as well as your revised disclosure, which focuses on the potential adverse consequences only if you added a variable interest entity to your corporate structure. Please revise this disclosure to encompass your corporate structure generally. The revised disclosure should address that if changes to the arrangements between the PRC and Hong Kong and the PRC’s expanded authority in Hong Kong result in PRC regulatory authorities disallowing your current structure, it would likely result in a material change in your operations and/or a material change in the value of your securities.

Response: In response to the Staff’s comment, we have revised the disclosure on the cover page accordingly.

Summary of Risk Factors, page 1

2.	We note your response to comment 5. For each risk factor listed here, please provide a cross reference to the specific page that the risk factor starts on in your filing. A general reference to the page number of the beginning of the risk factors section is not sufficient for this purpose.

Response: In response to the Staff’s comment, we have revised to provide cross references to the specific page that each risk factor starts on pages 1, 2, and 3 accordingly.

General

3.	Please file as a consent from the Han Kun Law Offices to being named as an expert in the registration statement. In this regard, we note the law firm's opinion filed as Exhibit 8.3 does not contain such consent language, notwithstanding the note in the exhibit index for Exhibit 99.11 indicating that the consent is included in Exhibit 8.3.

Response: In response to the Staff’s comment, we have filed an updated opinion issued by Han Kun Law Offices as Exhibit 8.3, which included Han Kun Law Offices’ consent.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at (212) 530-2208 or Ying Li at yli@htflawyers.com or by telephone at (212) 530-2206.

Very truly yours,

/s/ Tak Ching (Anthony) Poon
Tak Ching (Anthony) Poon
Chief Executive Officer

cc:	Joan Wu, Esq. Ying Li, Esq.
Hunter Taubman Fischer & Li LLC